

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2019

Carlos Moreira
Chief Executive Officer
WISeKey International Holding AG
General-Guisan-Strasse 6
CH-6300 Zug, Switzerland

      Re: **WISeKey International Holding AG**
                Amendment No. 1 to Registration Statement on Form 20-F
                Exhibit Nos. 4.13, 4.14, 4.15, and 4.17
                Filed November 8, 2019
                File No. 001-39115

Dear Mr. Moreira:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                        Sincerely,

                                        Division of Corporation Finance